SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, April 8, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that, on April 5, 2013, it entered into an investment agreement with the private equity firm General Atlantic, which establishes that General Atlantic, subject to certain conditions, will make a direct or indirect investment in GOL’s subsidiary SMILES S.A., through a private equity fund constituted in accordance with CVM Instruction 391 of July 16, 2003.

The investment totals R$400 million. It has been further established that General Atlantic may not sell, or transfer in any other way, the SMILES S.A. shares it acquires for at least nine (9) months as of the conclusion of the Primary Public Offering of SMILES S.A. shares, currently under way.

General Atlantic’s contractual obligation to acquire R$400 million in SMILES S.A. shares is subject to certain conditions related to the offering, especially: (i) a maximum price of R$20.70 per share; (ii) the offering is exclusively primary in nature, with no secondary element; (iii) the offering must total at least R$800,000,000.00, including General Atlantic’s investment and the additional shares, but excluding the over-allotment option; (iv) General Atlantic will be assured the entire lot of SMILES S.A. shares  corresponding to the investment of R$400 million; and (v) the number of shares to be subscribed by General Atlantic may not exceed 19.99% of SMILES S.A.’s capital after the offering.

The other conditions of the General Atlantic investment are: (i) the granting, by the Company, of an option to General Atlantic (or any other person designated by it) to acquire from GOL an amount of SMILES S.A. shares equivalent to twenty percent (20%) of General Atlantic’s initial investment, exercisable within twelve (12) months of conclusion of the offering, at the same price per share as that of the offering, restated between the date of the conclusion of the offering and the option exercise date by the CDI interbank rate; and (ii) the execution of a shareholders’ agreement with the Company giving General Atlantic the right, provided it acquires shares representing at least ten percent (10%) of SMILES S.A.’s capital, to elect one member of the SMILES S.A. Board of Directors, as well as certain veto rights over alterations to the Operational Agreement and Miles and Ticket Purchase Agreement, certain related party transactions exceeding R$2 million, and certain advance ticket purchases with related parties.

The shares were not and will not be registered pursuant to the Securities Act and may not be offered or sold (a) in the United States or by exemption from the applicable registration in accordance with the Securities Act, or (b) in any other jurisdiction in which such an offer or sale is prohibited. This notice to the market does not constitute a sale offer or a purchase request.

1	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

Contacts

Edmar Lopes | André Carvalho | Gustavo Mendes | Jenifer Nicolini

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ir

+55(11)2128-4700

Follow GOL on social networks

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2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.